As filed with the Securities and Exchange Commission on January 24, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3
To
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MEDTRONIC, INC.

(Name of Subject Company (Issuer))

MEDTRONIC, INC., as Issuer
(Names of Filing Persons (Identifying Status as Offeror, Issuer, or Other Person))

1.25% Contingent Convertible Debentures due 2021
(Title of Class of Securities)

585 055 AA 4; 585 055 AB 2
(CUSIP Number of Class of Securities)

Neil P. Ayotte, Esq.
Vice President and Senior Legal Counsel
710 Medtronic Parkway
Minneapolis, Minnesota 55432
(763) 514-4000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Melodie R. Rose, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402 (612) 492-7000	Winthrop B. Conrad, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

CALCULATION OF FILING FEE

Proposed
		maximum	Proposed
Title of each class of	Amount	offering price	maximum
securities to be	to be	per unit or	aggregate	Amount of
registered (1)	registered	share	offering price (4)	registration fee (4)

1.25% Contingent Convertible Debentures, Series B due 2021 (“New Debentures”)	$1,973,146,000	100%	$1,968,213,135(3)(5)	$231,658.69

(1)	This Schedule TO relates to the exchange by Medtronic of an aggregate principal amount of up to $1,973,146,000 of Medtronic’s 1.25% Contingent Convertible Debentures, Series B due 2021 (the “New Debentures”), and an exchange fee, for a like principal amount of Medtronic’s currently outstanding 1.25% Contingent Convertible Debentures due 2021 (the “Old Debentures”).

(2)	This amount is the maximum principal amount of Medtronic’s issued and outstanding Old Debentures that Medtronic may receive from tendering holders.

(3)	Exclusive of accrued interest and distributions, if any.

(4)	The registration fee of $231,658.69 has been paid in connection with Medtronic’s Registration Statement on Form S-4, filed concurrently with this Schedule TO. The amount of the registration fee was calculated, pursuant to Rule 457(f) under the Securities Act of 1933, as amended, based on $1,968,213,135, the outstanding principal balance as of December 13, 2004 of the Old Debentures that Medtronic may receive from tendering holders, after deducting the exchange fee of $2.50 per $1,000 principal amount of New Debentures.

(5)	Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. These amounts reflect a reduction for an exchange fee of $2.50 for each $1,000 principal amount of the New Debentures.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 231,658.69

Form or Registration No: Form S-4

Filing party: Medtronic, Inc

Date filed: December 14, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introduction

     This Amendment No. 3 to issuer tender offer statement on Schedule TO (this “Schedule TO”) amends and supplements the issuer tender offer statement on Schedule TO filed by Medtronic, Inc., a Minnesota corporation (the “Company”), pursuant to Rule 13e-4 of the Securities Exchange Act of 1934 on December 14, 2004, amendment no. 1 on December 30, 2004 and amendment no. 2 on January 10, 2005 in connection with its offer to exchange (the “Exchange Offer”) up to $1,976,146,000 aggregate principal amount of its 1.25% Contingent Convertible Debentures, Series B due 2021 (the “New Debentures”) for any and all of the $1,976,146,000 aggregate principal amount of its currently outstanding 1.25% Contingent Convertible Debentures due 2021 (the “Old Debentures”), upon the terms and subject to the conditions set forth in the Company’s prospectus (the “Prospectus”) dated as of January 19, 2005 and the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed January 19, 2005, and the related Letter of Transmittal for the Exchange Offer (the “Letter of Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(i) to this Schedule TO, respectively.

     This Amendment No. 3 to the Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information

     (b) Other Material Information. On January 24, 2005, the Company issued a press release announcing the final results of the issuer tender offer, which expired at 5:00 p.m., New York time, on Friday, January 21, 2005. A copy of the press release is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement filed on December 14, 2004).

(a)(1)(ii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement filed on December 14, 2004).

(a)(1)(iii)	Form of Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement filed on December 14, 2004).

(a)(1)(iv)	Form of Instructions to Registered Holder and/or Book-Entry Transfer Participant from Owner (incorporated by reference to Exhibit 99.4 of the Registration Statement filed on December 14, 2004).

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(a)(1)(v)	Form of Guidelines for Certification of Taxpayer Identification (incorporated by reference to Exhibit 99.5 of the Registration Statement filed on December 14, 2004).

(a)(4)	Prospectus dated January 19, 2005 and filed by the Company on January 19, 2005 pursuant to 424(b)(3) (incorporated by reference).

(a)(5)	Press Release issued January 24, 2005 (announcing results of the issuer tender offer)

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEDTRONIC, INC.
By:	/s/ Robert L. Ryan
	Name:	Robert L. Ryan
	Title:	Senior Vice President and Chief Financial Officer

Date: January 24, 2005

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